Solera National Bancorp, Inc.
924 West Colfax Avenue, Suite 301
Denver, Colorado 80204

June 29, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Solera National Bancorp, Inc.
Prospectus on Form SB-2
Filed April 5, 2006
File No. 333-133004

Attention: David Lyon

Ladies and Gentlemen:

With respect to the above-captioned Registration Statement, Solera National Bancorp, Inc., as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities being specified in the Registration Statement, and requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act, that the effectiveness of the Registration Statement filed with the Securities and Exchange Commission on April 5, 2006, as amended, be accelerated so that the Registration Statement will become effective on July 3, 2006 or as soon thereafter as practicable.

In connection with the foregoing request for accelerated effectiveness, the registrant hereby acknowledges that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your communicating to us, via Pam O’Quinn, Jenkens & Gilchrist, P.C., as counsel to the registrant, at (214) 855-4730, confirmation of the declaration of effectiveness of the Registration Statement.

Securities and Exchange Commission
June 29, 2006

Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,

/s/ Robert J. Fenton

Robert J. Fenton